ViaSat, Inc.
6155 El Camino Real
Carlsbad, California 92009
February 1, 2006
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	ViaSat, Inc. Request to Withdraw Registration Statement on Form S-8 File No. 333-131378; Accession No. 0000950137-06-001043
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, ViaSat, Inc. (the “Registrant”) hereby requests the immediate withdrawal of its Registration Statement on Form S-8 (File No. 333-131378; Accession No. 0000950137-06-001043) filed with the Securities and Exchange Commission on January 30, 2006 (the “Registration Statement”).
     The printer filing the Registration Statement inadvertently filed it twice. No sales of securities have been made under the Registration Statement. Because of this error, the Registrant respectfully requests that the Commission consent to withdraw the duplicate Registration Statement.
     If you have any questions regarding this request, please contact Craig Garner of Latham & Watkins LLP at (858) 523-5407.

Very truly yours, ViaSat, Inc.
By:	/s/ Ronald G. Wangerin
Name:	Ronald G. Wangerin
Title:	V.P. and Chief Financial Officer

cc:	Craig M. Garner Latham & Watkins LLP